UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

SilverCrest Metals Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

828363101
(CUSIP Number)

December 31, 2019
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.
☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 828363101	Page 2 of 5 Pages
SCHEDULE 13G

1		NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON SSR Mining Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 9,000,645
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 9,000,645
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,000,645
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.8%[1]
12		TYPE OF REPORTING PERSON CO

ITEM 1.	(a)	Name of Issuer: SilverCrest Metals Inc.

	(b)	Address of Issuer’s Principal Executive Offices:
570 Granville Street, Suite 501 Vancouver, British Columbia Canada V6C 3P1

ITEM 2.	(a)	Name of Person Filing: SSR Mining Inc.

1Based upon 91,895,615 outstanding common shares of the Issuer at November 12, 2019, as set forth in the Issuer’s Management’s Discussion and Analysis for the Quarter Ended September 30, 2019, attached as Exhibit 99.2 to the Form 6-K furnished to the Securities and Exchange Commission on November 13, 2019.

CUSIP No. 828363101	Page 3 of 5 Pages
SCHEDULE 13G

	(b)	Address of Principal Business Office, or if None, Residence: #800 – 1055 Dunsmuir Street PO Box 49088, Bentall Postal Station Vancouver, British Columbia Canada V7X 1G4

	(c)	Citizenship: British Columbia, Canada

	(d)	Title of Class of Securities: Common Shares

	(e)	CUSIP Number: 828363101

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:

	(a)	[__] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o)
	(b)	[__] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c)
	(c)	[__] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c)
	(d)	[__] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8)
	(e)	[__] An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E)
	(f)	[__] An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);
	(g)	[__] A Parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);
	(h)	[__] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813)
	(i)	[__] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)
	(j)	[__] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

ITEM 4.	OWNERSHIP

	(a)	Amount beneficially owned: 9,000,645
	(b)	Percent of class: 9.8%[1]
	(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote: 9,000,645
(ii) Shared power to vote or to direct the vote: 0
(iii) Sole power to dispose or to direct the disposition of: 9,000,645
(iv) Shared power to dispose or to direct the disposition of: 0

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following .

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
Not Applicable.

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.
Not Applicable.

1Based upon 91,895,615 outstanding common shares of the Issuer at November 12, 2019, as set forth in the Issuer’s Management’s Discussion and Analysis for the Quarter Ended September 30, 2019, attached as Exhibit 99.2 to the Form 6-K furnished to the Securities and Exchange Commission on November 13, 2019.

CUSIP No. 828363101	Page 4 of 5 Pages
SCHEDULE 13G

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not Applicable.

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable.

ITEM 10.	CERTIFICATIONS.

 By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

1Based upon 91,895,615 outstanding common shares of the Issuer at November 12, 2019, as set forth in the Issuer’s Management’s Discussion and Analysis for the Quarter Ended September 30, 2019, attached as Exhibit 99.2 to the Form 6-K furnished to the Securities and Exchange Commission on November 13, 2019.

CUSIP No. 828363101	Page 5 of 5 Pages
SCHEDULE 13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2020.

SSR MINING INC.
By:	/s/ Gregory J. Martin
Name: Gregory J. Martin Title: Senior Vice President and Chief Financial Officer